

Mail Stop 4561

September 30, 2015

Eric He
Chief Financial Officer
YY Inc.
Building 3-08, Yangcheng Creative Industry Zone
No. 309 Huangpu Avenue Middle
Tianhe District
Guangzhou 510655
The People's Republic of China

> **Re: YY Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed April 21, 2015**
> **File No. 001-35729**

Dear Mr. He:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Legal Branch Chief
Office of Information Technologies
and Services